UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311 Mexico

        (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

English translation of a Relevant Event filed with the Mexican Stock Exchange on May 31, 2004.

Filing date at BMV: 2004-05-31 20:24:00.0
Prefix:
EVENTORE

Cotization Clue:
PMXCB

Date:
31/5/2004

Company name:
PETRÓLEOS MEXICANOS

Place:
MEXICO CITY

Issue:
FINANCIAL STATEMENTS UPDATE

Relevant Events:
RELEVANT EVENT: May 31st, 2004

Pursuant to Bulletin C-9 “Liabilities, Provisions, Assets and Contingent Liabilities and Commitments” provided by the Generally Accepted Accounting Principles (PCGA), Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies, (“PEMEX”) and its external auditor, PricewaterhouseCoopers, have reclassified the abandonment and dismantlement costs computed up to December 31st, 2003. Due to the above, PEMEX’s Consolidated Financial Statements as of December 31, 2003 are updated today and are hereby replacing those delivered to the National Banking and Securities Commission (CNBV) and to the Mexican Stock Market (BMV) on May 4th, 2004. Furthermore, the information filed through SIFIC is hereby updated, including the data corresponding to the fourth quarter of 2003, as well as that corresponding to the first quarter of 2004.

The abandonment and dismantlement costs as of December, 2002 were calculated using estimated current costs, which means that their present value was not considered. Those costs were registered under the accumulated depreciation and amortization, thus decreasing the value of fixed assets.

In 2003, after adopting the new provisions of Bulletin C-9, PEMEX changed the methodology to calculate the abandonment and dismantlement costs, taking into consideration the present value of such costs but, just as in 2002, they were registered under accumulated depreciation and amortization, under the caption “Properties and equipment – net”, thus decreasing the fixed assets value. With the current reclassification, the costs of abandonment and dismantlement calculated as of December 31, 2003 are registered under long term liabilities, under the caption “Reserve for abandonment and dismantlement activities, various credits and others”, increasing fixed assets and long term liabilities by the amount of 12,274 million pesos.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petroleos Mexicanos
By: /s/ OCTAVIO ORNELAS ESQUINCA Octavio Ornelas Esquinca Managing Director of Finance and Treasury

 Date:June 7, 2004

FORWARD-LOOKING STATEMENTS

                       This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.